StreetPrint

INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

LAURA WILLIAMS, ASSISTANT CONTROLLER
Direct Telephone Extension: 249 • Email: laura.williams@streetprint.com

04036351

August 6, 2004

SEC MAIL PROCESSING
RECEIVED
AUG 16 2004
WASH., D.C. 185 SECTION

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

SUPPL

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated August 6, 2004.

Yours very truly,

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

Laura Williams
Assistant Controller

llw
Enclosure

dlw 8/18

StreetPrint **INTEGRATED PAVING CONCEPTS INC.**

NEWS RELEASE

For Immediate Release
TSE Symbol – IPA

R. Keith Purchase Appointed Director of Integrated Paving Concepts Inc. (IPC)

Surrey, British Columbia, Canada, August 6, 2004 - Keith Purchase brings a wealth of experience to the Board of Directors of IPC. Mr. Purchase is currently a Director of Norske Canada, Art In Motion Income Fund, Tree Island Wire Income Fund, and Chair of Vancouver Coastal Health Authority.

Prior, Mr. Purchase was Executive Vice President and Chief Operating Officer for MacMillan Bloedel Ltd. (1998-1999), President and Chief Executive Officer of TimberWest Forest Ltd. (1994-1998) and Managing Director of Tasman Pulp and Paper (New Zealand) (1990-1994). He has a Bachelor of Engineering (Mechanical) from Auckland University (New Zealand), a Bachelor of Commerce and Administration (Economics) from Victoria University of Wellington (New Zealand) and a MBA from Simon Fraser University.

"We are very pleased to have Keith join our Board" stated Clark Quintin, President and Chief Executive Officer. "He contributes strong strategic skills and an international perspective. It is a real achievement for IPC to attract someone of Keith's caliber."

About Integrated Paving Concepts
Integrated Paving Concepts Inc., founded in 1992 and based in BC, Canada, provides innovative decorative paving processes and products. The Company has two basic product lines, StreetPrint Pavement Texturing™ (StreetPrint) and StreetPrint DuraTherm™ (DuraTherm), and all revenue is derived from the sales of Applied Products and Equipment & Tooling related to these product lines. The Company's products are marketed through its Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world. The Company is committed to continued product and market development for decorative asphalt applications.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Janice Stasiuk, Chief Financial Officer & Corporate Secretary at (604) 574-7510 ext.227 or email: janice.stasiuk@streetprint.com.

Integrated Paving Concepts Inc.
Janice Stasiuk, Chief Financial Officer & Corporate Secretary